UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. 3)


                    Under the Securities Exchange Act of 1934




                          Ottawa Savings Bancorp, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    68955R102
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                                 (CUSIP Number)

                                December 31, 2007
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

               [ ] Rule 13d-1(b)
               [X] Rule 13d-1(c)
               [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.    68955R102
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1.     Names of Reporting Persons.  Tyndall Capital Partners, L.P.
       I.R.S. Identification Nos. Of Above Persons (entities only):  13-3594570
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2.      Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)                      (b)
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3.      SEC Use Only
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4.      Citizenship or Place of Organization:   Delaware
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  Number of Shares Beneficially Owned    5.  Sole Voting Power          131,348*
    by Each Reporting Person With:           -----------------------------------
                                         6.  Shared Voting Power             0
                                             -----------------------------------
                                         7.  Sole Dispositive Power     131,348*
                                             -----------------------------------
                                         8.  Shared Dispositive Power        0
                                             -----------------------------------
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9.      Aggregate Amount Beneficially Owned by Each Reporting Person:   131,348*
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10.     Check if  the Aggregate Amount  in Row (9)  Excludes Certain Shares (See
        Instructions):    N/A
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11.     Percent of Class Represented by Amount in Row (9):   5.9%*
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12.     Type of Reporting Person (See Instructions):   PN
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* As of  December  31,  2007 (the  "Reporting  Date"),  93,209  shares of Ottawa
Savings Bancorp, Inc. common stock, par value $0.01 per share (the "Common Stock"), are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall") and 38,139 shares of the Common Stock are owned by Tyndall
Institutional   Partners,   L.P.,  a  Delaware  limited  partnership   ("Tyndall
Institutional" and, together with Tyndall, the "Funds"). Tyndall Capital Partners, L.P., a Delaware limited partnership ("Capital"), is the general partner of the Funds, and possesses the sole power to vote and the sole power to direct the disposition of all Common Stock held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Capital is deemed to beneficially own 131,348 shares of Common Stock, or 5.9% of those deemed issued and outstanding, as of the Reporting Date.

Item 1.

(a)  Name Of Issuer:   Ottawa Savings Bancorp, Inc.
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(b)  Address  of  Issuer's  Principal  Executive Offices:    925 LaSalle Street,
     Ottawa, Illinois  61350
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Item 2.

(a)  Name of Person Filing:  Tyndall Capital Partners, L.P.
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(b)  Address of Principal Business  Office  or,  if  none, Residence:
     599 Lexington Avenue, Suite 4100, New York, New York  10022
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(c)  Citizenship:  Delaware
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(d)  Title of Class of Securities:  Common Stock, par value $0.01 per share
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(e)  CUSIP Number:  68955R102
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Item  3.  If  this  statement  is  filed  pursuant to  Sections 240.13d-1(b)  or
          240.13d-2(b) or (c), check whether the person filing is a:

          Not Applicable.


Item 4.  Ownership.

         (a)    Amount beneficially owned (as of December 31, 2007):    131,348*

         (b)    Percent of Class (as of December 31, 2007):                5.9%*

         (c)    Number of shares as to which the person has:

                (i)  Sole power to vote or to direct the vote:          131,348*

                (ii)  Shared power to vote or to direct the vote:              0

                (iii)  Sole power to dispose or to direct the
                       disposition of:                                  131,348*

                (iv)  Shared power to dispose or to direct the
                      disposition of:                                          0


* As of  December  31,  2007 (the  "Reporting  Date"),  93,209  shares of Ottawa
Savings Bancorp, Inc. common stock, par value $0.01 per share (the "Common Stock"), are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall") and 38,139 shares of the Common Stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall
Institutional" and, together with Tyndall, the "Funds"). Tyndall Capital Partners, L.P., a Delaware limited partnership ("Capital"), is the general partner of the Funds, and possesses the sole power to vote and the sole power to direct the disposition of all Common Stock held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Capital is deemed to beneficially own 131,348 shares of Common Stock, or 5.9% of those deemed issued and outstanding, as of the Reporting Date.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable


Item 8.  Identification and Classification of Members of the Group.

         Not Applicable


Item 9.  Notice of Dissolution of Group.

         Not Applicable


Item 10. Certification.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               February 6, 2008


                                               TYNDALL CAPITAL PARTNERS, L.P.

                                               By: JEFFREY MANAGEMENT, L.L.C.,
                                                   its general partner


                                               By: /s/ Jeffrey S. Halis
                                                   -----------------------------
                                                       Jeffrey S. Halis, Manager


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)